Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES OF SUNOCO LP

(in thousands, except ratios)

(Unaudited)

On October 1, 2014, we acquired 100% of the membership interests of MACS. On April 1, 2015, we acquired a 31.58% membership interest and a 50.1% voting interest in Sunoco LLC. On July 31, 2015, we acquired 100% of the issued and outstanding shares of capital stock of Susser Holdings Corporation (“Susser”). Finally, on March 31, 2016, we acquired the remaining 68.42% membership interest and 49.9% voting interest in Sunoco LLC as well as 100% of the issued and outstanding membership interest in Sunoco Retail. Results of operations for the MACS, Sunoco LLC, Susser and Sunoco Retail acquisitions have been deemed transactions between entities under common control, and accordingly, have been included in our consolidated results of operations since September 1, 2014, the date of common control.

The following table set forth our ratios of earnings to fixed charges for the periods presented:

	Year Ended December 31,				Three Months Ended
	2012	2013	2014(1)	2015	March 31, 2016
Earnings:
Consolidated pretax income from continuing operations	$22,603	$37,467	$49,327	$245,758	$64,121
Noncontrolling interest
Fixed charges	1,968	3,660	28,144	134,449	38,668
Amortization of capitalized interest	—	—	—	—	—

Total earnings available for fixed charges	$24,571	$41,127	$77,471	$380,207	$102,789

Fixed Charges:
Interest expense	$940	$3,356	$13,580	$86,824	$27,288
Capitalized interest	—	—	284	1,008	227
Estimated interest portion of rent expense	1,028	304	14,280	46,617	11,153

Total fixed charges	$1,968	$3,660	$28,144	$134,449	$38,668

Ratio of earnings to fixed charges	12.49	11.24	2.75	2.83	2.66

(1)	For the year ended December 31, 2014, we have combined the Predecessor Period and the Successor Period and presented the unaudited financial data on a combined basis for comparative purposes.